March 13, 2020

United States Securities and

Exchange Commission

Washington, DC 20549

Re:	Aura Systems, Inc.
Amendment No. 2 to Form 10-K for the Fiscal Year Ended February 28, 2019
Form 10-Q for the Quarterly Period Ended November 30, 2019
Filed October 24, 2019 and January 14, 2020
File No. 000-17249

Dear Sir or Madam:

Please see our answers below to the Commission’s comments in your letter dated February 24, 2020.

Amendment No. 2 to Form 10-K for the Fiscal Year Ended February 28, 2019

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

Comment 1. We note your audit opinion from KSP Group, Inc. does not conform to the format outlined in PCAOB Standard AS 3101, specifically paragraphs 8, 9, 10, 18 and 19 and PCAOB Standard AS 2415, specifically paragraphs 12 and 13, for an audit performed in accordance with the standards of the PCAOB. Please consult with KSP Group, Inc. and amend your Form 10-K to include an audit opinion that complies with the requirements of PCAOB Standards AS 3101 and AS 2415.

Response 1. We have discussed this comment with our auditor, and KSP Group, Inc. has provided the attached Report for our 10-K, to be included in our 10-K/A, which is being prepared now for filing as soon as practical.

Page 2 For 10-Q for the Quarterly Period Ended November 30, 2019

Financial Statements of Shareholders' Deficit, page 4

Comment 2. In quarterly filings, please include Shareholders’ Deficit Statements that present the information required by Rule 3-04 of Regulation S-X for the current and comparative year-to-date periods, with subtotals for each interim period, as required by Rule 8-03(a)(5) of Regulation S-X.

Response 2. We have discussed this comment with our auditor and will include the information required by Rule 3-04 of Regulation S-X detailed above in the financial statements of subsequent quarterly filings.

Notes to Condensed Financial Statements

Note 2 - Accounting Policies, page 5

Comment 3. We note you generated revenue during Fiscal Year 2020, including the delivery of generator units to distribution customers for military applications. Please explain to us, in greater detail, the following:

●	The terms of your contracts with distribution customers, including return rights;

●	Your performance obligations under your contracts;

●	When and how you satisfy each performance obligation, including when and how you recognize the related revenue (i.e. “at a point in time” or “over time”); and

●	How you determine the transaction price for contracts, including any consideration of sales incentives or other rebates, if applicable.

In addition, please expand and clarify your revenue recognition policy and related disclosures and ensure they fully comply with ASC 606-10-50.

Response 3. In all our subsequent filings, we intend to provide the additional revenue recognition detail under Accounting Policies, as follows:

The selling price for Aura’s product is determined by using the following methodology:

First the cost per unit is determined as follows:

1. Current cost of all components and parts

2. Incoming freight cost

3. Direct labor cost

4. Factory overhead allocation (rent utilities, supervision, engineering support and QA)

5. Equipment depreciation allocation base on estimated production levels for 5 years.

The selling price is determined as follows for each unit as a multiple of the sum of the above costs.

All sales are done only under issued Purchase orders from distributors or any other Customers. The customer issues a straight forward PO with the product model number, quantity, price per unit, totals and delivery date. The Company does not accept any orders or contracts not supported by a specific purchase order with specific quantity, fixed price and delivery date. Payments for all shipped product are COD. The Company’s obligations are limited to the delivery of the product specified in the purchase order. The products delivered carry a one-year limited warranty that cover repair of parts and labor. There are no contractual obligations for timely delivery or any penalties for late delivery. All sales are final without the right of returns. The Company does not offer any promotional or advertising allocations or discounts, or any kind of price protection. The Company does offer a quantity discount as follows:

0-50 units per purchase order no discount

51-100 units per purchase order 5% discount

101-500 units per purchase order 10% discount

501+ units per purchase order 12% discount.

To address the second part of Comment 3, our revenue recognition policy is as follows:

The core principle of ASC 606, Revenue from Contracts with Customers, is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In applying ASC 606, all revenue transactions must be evaluated using a five-step approach to determine the amount and timing of revenue to be recognized. The five-step approach requires (1) identifying the contract with the customer, (2) identifying the performance obligations in the contract, (3) determining the transaction price, (4) allocating the transaction price to the performance obligations in the contract and (5) recognizing revenue when performance obligations are satisfied.

Our primary source of revenue is the manufacture and delivery of generator sets used primarily in mobile power applications, which represented 100% of our revenues of $745,000 for the nine-months ended November 30, 2019. Our principle sales channel is sales into a distributor. Revenues for the comparative period ended November 30, 2018 was $39,000.

In accordance with ASC 606 we recognize the entirety of the revenue, net of discounts, for our generator sets at time of product delivery to the distributor (i.e. point-in-time), which also corresponds to the passage of legal title to the customer and the satisfaction of our performance obligations to the customer. Our payment terms are cash payment due upon delivery and includes a 2% price discount in accordance with this policy. Our commercial terms and conditions do not include a right of return for reasons other than a defect in performance or quality. We offer a one-year assurance-type warranty covering material and manufacturing defects, which we account for under the guidance of ASC 460, Guarantees. We have a limited history of shipments, and, as such, we have not recorded a warranty liability on our consolidated balance sheet at November 30, 2019; however, we expect warranty claims to eventually be nil, thus we have not precluded the recognition of revenue during fiscal year 2020.

Sincerely,

Aura Systems, Inc.

Cipora Lavut

President and Board Chair

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